UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Nortel Inversora S.A.
                                (Name of Issuer)

                            CLASS B PREFERRED SHARES
                         (Title of Class of Securities)

                                    656567401
                                 (CUSIP Number)

                                  June 23, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656567401

       1.     Names of Reporting Persons.
               Fintech Advisory Inc.

               I.R.S. Identification Nos. of above persons (entities only). 13-3960500

       2.     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              [ ] (a)
              [x] (b)*

              *Fimex International Ltd. directly owns 4,578,300 Shares, which is 15.57% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.     SEC Use Only

       4.     Citizenship or Place of Organization

              Delaware

                5.     Sole Voting Power: 0
Number of
Shares          6.     Shared Voting Power: 4,578,300
Beneficially
Owned by        7.     Sole Dispositive Power: 0
Each Reporting
Person With     8.     Shared Dispositive Power: 4,578,300

       9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
              4,578,300

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.    Percent of Class Represented by Amount in Row (9) 15.57%

       12.    Type of Reporting Person (See Instructions) IA

CUSIP No. 656567401

       1.     Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Fimex International Ltd.

       2.     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              [ ] (a)
              [x] (b)*

              *Fimex International Ltd. directly owns 4,578,300 Shares, which is 15.57% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.     SEC Use Only

       4.     Citizenship or Place of Organization

              British Virgin Islands

                 5. Sole Voting Power: 0
Number of
Shares           6. Shared Voting Power: 4,578,300
Beneficially
Owned by         7. Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 4,578,300

       9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
              4,578,300

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.    Percent of Class Represented by Amount in Row (9) 15.57%

       12.    Type of Reporting Person (See Instructions) IC

CUSIP No.  656567401

       1.     Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Julio Herrera

       2.     Check the Appropriate Box if a Member of a Group (See
              Instructions)

              [ ] (a)
              [x] (b)*

              *Fimex International Ltd. directly owns 4,578,300 Shares, which is 15.57% of the class of securities. All of the other Reporting Persons may be deemed to beneficially own such Shares reported by Fimex International Ltd.

       3.     SEC Use Only

       4.     Citizenship or Place of Organization

              United States

                 5. Sole Voting Power: 0
Number of
Shares           6. Shared Voting Power: 4,578,300
Beneficially
Owned by         7. Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 4,578,300

       9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
              4,578,300

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.    Percent of Class Represented by Amount in Row (9) 15.57%

       12.    Type of Reporting Person (See Instructions) HC

Item 1. (a) Issuer: Nortel Inversora S.A.

        (b) Address:

             Alicia Moreau de Justo 50
             Piso 11, C1107AAB
             Buenos Aires, Argentina



Item 2. (a)  Name of Person Filing:

              Fintech Advisory Inc.
              Fimex International Ltd.
              Julio Herrera

        (b)  Address of Principal Business Offices:


              Fintech Advisory Inc.
              375 Park Avenue, Suite 3804
              New York, NY 10152

              Fimex International Ltd.
              Pasea Estate
              Road Town
              Tortola
              British Virgin Islands

              Julio Herrera
              375 Park Avenue, Suite 3804
              New York, NY 10152

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities CLASS B PREFERRED SHARES

        (e)  CUSIP Number: 656567401


Item 3. Not Applicable

Item 4. Ownership

        (1) Amount beneficially owned: 4,578,300
        (2) Percent of class: 15.57%
        (3) Number of shares as to which the person has:

            (i)   Sole power to vote or direct the vote: 0

            (ii)  Shared power to vote or direct the vote: 4,578,300

            (iii) Sole power to dispose or to direct the disposition of: 0

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,578,300

Item 5. Ownership of Five Percent or Less of a Class

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

        Company

        Not Applicable

Item 8. Identification and Classification of Members of the Group

        Julio Herrera is the president and controlling person of Fintech Advisory Inc. Fintech Advisory Inc. acts as investment adviser to Fimex International Ltd, an investment company organized in the British Virgin Islands. Fimex International Ltd. directly owns the shares reported on in this Schedule 13G.

Item 9. Notice of Dissolution of Group

        Not Applicable

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2004

                                          Fintech Advisory Inc.

                                          By:  /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera
                                          Title: President


                                          Fimex International Ltd.

                                          By:  /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera
                                          Title: Attorney-in-Fact



                                          By:  /s/ Julio Herrera
                                          ----------------------------
                                          Name:  Julio Herrera